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E-mail: joseph.alley@agg.com
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May 18, 2007

VIA EDGAR

Mr. Adam Phippen
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0405
Mail Stop 3561

Re:	SYSCO Corporation
Item 4.02 Form 8-K
Filed May 7, 2007

File No. 1-6544

Dear Mr. Phippen:

On behalf of SYSCO Corporation (“SYSCO” or the “Company”), we transmit for filing SYSCO’s response to the staff’s letter of comment dated May 8, 2007. For your convenience, the comment contained in that letter is reprinted below in italics.

SYSCO’s response is as follows:

Form 8-K filed May 7, 2007

1.     In light of the restatements please confirm to us that your officers’ reconsidered their conclusions regarding the effectiveness of disclosure controls and procedures for the quarterly periods ended September 30, 2006 and December 30, 2006. In future filings, when you amend your periodic reports to file restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of disclosure controls and procedures. If the officers’ conclude that disclosure controls and procedures were effective, despite restatement, describe the basis for the officers’ conclusions. See Item 307 of Regulation S-K.

Response:

On behalf of SYSCO, we confirm that SYSCO’s officers reconsidered their conclusions regarding the effectiveness of disclosure controls and procedures for the quarterly periods ended September 30, 2006 and December 30, 2006 in light of, and giving due consideration to, the restatements and the reasons therefor, and concluded that SYSCO’s disclosure controls and procedures were effective as of those dates at the reasonable assurance level, despite the restatements. We also confirm that, in future filings, when SYSCO amends its periodic reports to file restated financial statements, it will describe the effect of the restatement on the officers’ conclusions that disclosure controls and procedures were effective, and if the officers conclude that disclosure controls and procedures were effective despite the restatement, it will describe the basis for the officers’ conclusions.

Mr. Adam Phippen
May 18, 2007

SYSCO acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Division of Enforcement has access to all information provided by SYSCO to the staff in its review of SYSCO’s filing or in response to staff comments on SYSCO’s filing.

If you have any questions, please do not hesitate to contact me at (404) 873-8688.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:	William Thompson, Branch Chief, Division of Corporation Finance
John K. Stubblefield, SYSCO Corporation
Michael C. Nichols, SYSCO Corporation